

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 27, 2017

Cui Rongfeng
Chief Executive Officer
TDH Holdings, Inc.
c/o Qingdao Tiandihui Foodstuffs Co. Ltd.
Room 1809, Financial Square
197 Shuangzhu Road, Huangdao District
Qingdao, Shandong Province
The People's Republic of China

> **Re: TDH Holdings, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted March 30, 2017**
> **CIK No. 0001684425**

Dear Mr. Cui:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please revise your prospectus to identify the sources for the market data and statistics upon which you rely. For example, we note you state on page 1 that "In 2016, it is

expected that the pet food consumption will exceed RMB 9.74 billion," and "In 2015, the market size of the industry, including both online and offline sales, was approximately RMB 106 billion, representing a 10-year compound growth rate of approximately 60%." With respect to third-party statements in your prospectus, such as the data attributed to the National bureau of Statistics of China and GFK, please supplementally provide us with support for such statements. With respect to statements based upon your internal data and your management's understanding of industry conditions, please clearly identify those statements as management's belief or opinion.

Prospectus Cover

3.   Please revise your prospectus cover-page to clarify whether you intend to register warrants in connection with this offering and additional shares in connection with an over-allotment option granted to the underwriters. In this regard, we note your reference to the delivery of shares of common stock and warrants on the prospectus cover-page and your disclosure on pages 6 and 25 reference a possible over-allotment option. Refer to Item 1 of Form F-1 and Item 501(b)(2) of Regulation S-K.

4.   We note you disclose an assumed midpoint initial public offering price of $4.25, despite that you have not yet provided an offering price range. In addition, we note your Calculation of Registration Fee Table reflects a proposed maximum offering price per share of $4.25. Please revise your disclosure to reconcile these discrepancies.

Prospectus Summary, page 1

Our Company, page 1

5.   Please expand your disclosure here and throughout the prospectus to discuss in greater detail the company's current business and growth in light of your revenues attributable to overseas sales. In this regard, we note you make several statements highlighting the increase in pet ownership and growing pet food market in China and that your mission is to become "a premier producer of high quality pet food for pet owners in China and worldwide." However, we note that approximately 4% of your total revenues were attributed to domestic sales in 2016 and 2015, whereas 77% and 86% of your 2016 and 2015 total revenues were attributed to overseas sales for the same periods.

6.   Please revise your disclosure to explain the basis for your statement that "[t]here is a strong correlation between an increase in people's overall quality of life and standards…and the demand for the consumption of pet food products" and clarify your "multi-platform sales approach."

7.   We note you include several bullet points regarding industry awards received and participation in industry activities. Please revise your disclosure to clarify the award

received or industry activity, including the relevance of the award, activity or acknowledgement, as applicable.

8. We note your disclosure on page 2 that you maintain an 82-acre organic food farm in Jiaonan city, Shandong Province, which supplies sweet potatoes and organic vegetables to be used in your production. Please describe the agreement in place that provides you the ability to utilize the potatoes and vegetables sourced from this farm and describe the related accounting of such transactions.

Risk Factors, page 8

9. You disclose on page 39 that the majority of your cash balances are held in uninsured bank accounts at financial institutions located in China. Please address this risk in your risk factor disclosure.

Risks Related to Our Business, page 8

We may face difficulties as we expand into countries in which we have no prior operating experience, page 12

10. Please revise this risk factor or add a new risk factor to discuss China's regulatory limitations regarding mergers and acquisitions.

Governmental control of currency conversion may affect the value of your investment, page 16

11. We note you disclose on page 16 that "under [y]our current corporate structure, [y]our income is derived from payments from WFOE." Please expand your disclosure to address the impact, if any, the Ministry of Commerce's October 2016 Provisional Measures for Filing Administration of Establishment and Changes of Foreign-Investment Enterprises, including with respect to filing and disclosure requirements, will have on your business.

Risks Related to this Offering and Ownership of our Common Stock, page 19

Our employees, officers and/or directors will control a sizeable amount of our common shares, page 21

12. Please expand this risk factor to discuss that your chief executive officer and his spouse will beneficially own 44.6% of your voting securities following this offering and their ability to influence corporate matters.

Use of Proceeds, page 25

13.   Please ensure your use of proceeds disclosure is consistent throughout the filing. For example, we note the use of proceeds here does not reflect that proceeds will be used for the "establishment of pet nutrition research institute" referenced on page 6 and to fund acquisitions as referenced on page 20.

Capitalization, page 26

14.   The $17.9 million total amount in your Pro Forma Adjusted for IPO column appears to erroneously include 9.4 million shares.   Please revise the amount as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 33

15.   For each major category of your results of operations such as net revenues, cost of revenues, selling, general and administrative expenses, R&D expense, expand your disclosure to discuss and quantify the specific significant factors, including any unusual events or new developments, that materially affected your results of operations. For net revenues, discuss and quantify the extent to which results and changes were due to new products, mix of products, prices and volumes. Refer to the guidance in Form 20-F Item 5.A. by way of Form F-1 Item 4.a.

Liquidity and Capital Resources, page 35

16.   Please revise to include a discussion of the nature and terms of your revolving line of credit and also file the agreement as an exhibit to your registration statement.

17.   Please ensure your discussion and analysis of historical cash flows is not merely a recitation of changes evident from the financial statements. For example, you indicate that the increase in fiscal 2016 cash from operating activities was primarily due to increased inventory and increased accounts receivable, offset by increased net income and increased inventory.   Please provide analysis explaining the underlying reasons for the fluctuations in the working capital accounts.

Please also review your discussion for accuracy as all of the reasons indicated, with the exception of increased net income, generally relate to a use of cash rather than a source of cash.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

18.   We note you disclose that your revenue includes the effects of rebates, discounts and returns, and that there were no sales returns and allowances for the years ended December 31, 2016 and 2015. You further disclose that you do not provide unconditional right of return, pricing protection or any other concessions to your customers.

        Please expand your disclosure to clarify the circumstances under which you provide rebates, discounts and returns, and to describe your accounting policy for such transactions.

Selling Expenses, page F-11

19.   We note you disclose that your selling expenses include shipping and handling costs incurred during the selling activities. Please expand your disclosure, under this heading and on page 34, to state the amounts of shipping and handling costs that you incurred for each year presented. Additionally, explain why you do not believe your shipping and handling costs would be more appropriately classified as costs of sales rather than as selling expenses, since they appear to be directly related to your costs of sales per your disclosure on page 33, and since their classification has a direct impact on your gross profit and gross margin. Please refer to the guidance in FASB ASC 605-45-S99-1 and provide an analysis of the significance of your shipping and handling costs on your gross profit and gross margin.

Note 10 – Income Taxes, page F-19

20.   We note that in 2016 you were granted the "High-Tech Enterprise" designation which qualified you for a preferential tax rate of 15% for the years starting 2016. Please disclose (i) the aggregate dollar and per share effects of the tax holiday and (ii) the date on which the special tax status will terminate. Refer to SAB Topic 11C.

Note 13 – Segmental and Revenue Analysis, page F-23

21.   Based on the disclosure here and under the caption *Segment Reporting* on page F-12, it is not clear whether you have one operating segment or if you have multiple operating segments that have been aggregated into a single reportable segment. Please clarify this for us. Additionally, address the following:

- Explain to us, in reasonable detail, how you have applied the guidance in FASB ASC paragraph 280-10-50-1 in identifying your operating segment(s);

- Provide an organization chart together with a narrative that describes your management structure. The narrative should explain the roles of your CODM and each individual who oversees an operating segment, as well as the process through which your CODM allocates resources to, and assesses the performance of, the operating segment(s);

- Describe the process for determining compensation for the operating segment manager(s),

- Provide us with a recent example of the information that the CODM regularly reviews to make decisions about resources to be allocated to the segment and assess its performance.

- To the extent that multiple operating segments have been aggregated, explain to us, in reasonable detail, how you have applied the aggregation criteria of FASB ASC paragraph 280-10-50-11.

22. We note you disclose on page 30 that you offer in excess of 200 products which are classified into 5 product lines: pet chews, dried pet snacks, wet canned pet food, dental health snacks, and baked pet biscuits. Please expand your disclosure to present net revenues for each year presented for each group of similar products to comply with ASC 280-10-50-40.

23. We note your tabular disclosure on page 34 references that the majority of your sales are attributable to overseas locations. If revenues to an individual country are material, please disclose them separately. Refer to ASC 280-10-50-41.

Closing Comments

You may contact Lily Dang, Staff Accountant, at (202) 551-3867, or John Cannarella, Staff Accountant, at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: F. Alec Orudjev
        Schiff Hardin LLP